Exhibit n.3

THE MANAGERS AMG FUNDS

Multiple Class Plan

Pursuant to Rule 18f-3

Introduction

This Plan (the “Plan”) was adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Plan relates to shares of the series of The Managers AMG Funds (the “Trust”), a Massachusetts business trust, listed on Schedule A as amended from time to time (each such series, a “Fund” and such series collectively, the “Funds”). Each Fund is distributed pursuant to a system (the “Multiple Class System”) in which each class of shares (each, a “Class” and collectively, the “Classes”) of the Fund represents a pro rata interest in the same portfolio of investments of the Fund and differs only to the extent outlined below.

I. Distribution Arrangements

One or more Classes of shares of each Fund are offered for purchase by investors with the fee structures described below. Additionally, pursuant to Rule 12b-1 of the 1940 Act, the Trust has adopted a Plan of Distribution (each, a “12b-1 Plan”) under which shares of a Fund or a Class of a Fund may be subject to distribution fees (“12b-1 fees”).

1. Investor Shares

Investor Shares are offered without imposition of a Front-end sales load (“FESL”) or redemption fee for purchases of Fund shares as disclosed in the Class’ current prospectus. Investor Shares are subject to payments under the Trust’s 12b-1 Plan.

2. Institutional Shares

Institutional Shares are offered without imposition of a FESL, redemption fee or 12b-1 fee for purchases of Fund shares by investors meeting the eligibility requirements as disclosed in the Class’ current prospectus.

3. Additional Classes of Shares

The Board of Trustees has the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

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II. Expense Allocation

Expenses incurred by a Fund are allocated among the various Classes as follows:

A. CLASS EXPENSES. Expenses relating to different arrangements for shareholder servicing and the distribution of Shares under a 12b-1 Plan shall be allocated to and paid by the applicable Class. A Class may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if (1) such expenses are actually incurred in a different amount by that Class, or if the class receives services of a different kind or to a different degree than other Classes and (2) the Trust’s Board of Trustees (the “Board”) has approved such allocation.

B. OTHER ALLOCATIONS. All expenses of the Fund not allocated to a particular Class pursuant to Sections I and IIA of this Plan shall be allocated to each Class on the basis of the net asset value of that Class in relation to the net asset value of the Series. Notwithstanding the foregoing, the underwriter, adviser, or other provider of services to a Series may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 under the Act; provided, however, that the Board shall monitor the use of such waivers or reimbursements intended to differ by Class.

III. Conversion

The Board of Trustees may authorize from time to time the automatic conversion of one Class of the Fund (the “Purchase Class”) into another Class of the Fund (the “Target Class”), provided that:

(a)	the conversion is effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge; and

(b)	the expenses, including payments authorized under a plan adopted pursuant to Rule 12b-1, for the Target Class are not higher than the expenses, including payments authorized under a Rule 12b-1 plan, for the Purchase Class.

IV. Conflicts of Interest

The Board of Trustees does not believe that the implementation of the Plan will give rise to any conflicts of interest. The Board will monitor the operation of the Plan on an ongoing basis for the existence of any material conflicts among the interests of the holders of the various Classes and will take any action reasonably necessary to eliminate any such conflicts that may develop.

V. Board Review

This Plan has been approved by a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of any Fund. With respect to each Fund, the Trustees have found that this Plan, including the expense allocation, is in the best interests of each Class individually and the Fund as a whole. The Trustees have made this determination after requesting and reviewing such information as they deemed reasonably necessary to evaluate this Plan. In making its determination, the Board

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focused on, among other things, the relationship between or among the Classes and examined possible conflicts of interest among Classes (including those potentially involving cross-subsidization between Classes) regarding the allocation of expenses, fees, waivers and expense reimbursements. The Board also evaluated the level of services provided to each Class and the cost of those services in order to ensure that the services were appropriate and the allocation of expenses was reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate such factors as well as any others it deems relevant at the time.

The Board shall review this Plan as frequently as deemed necessary. Prior to any materials amendment(s) to this Plan with respect to a Fund, the Board, including a majority of the Trustees that are not interested persons of any Fund, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating Class and/or Fund expenses), is in the best interest of each Class individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Board shall request and evaluate such information as it considers reasonably necessary to evaluate the proposed amendment(s) to the Plan. Such information shall address, among other issues, whether the proposed amendment will result in a cross-subsidization of one Class by another. This Plan is intended to conform to Rule 18f-3 of the 1940 Act and any inconsistencies shall be read to conform with such Rule.

Exhibit n.3

SCHEDULE A

(As of May 19, 2006)

THE MANAGERS AMG FUNDS

Multiple Class Plan Pursuant to Rule 18f-3

1.	Essex Growth Fund (formerly known as Essex Aggressive Growth Fund)

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